PRESS RELEASE

January 3, 2006

COURT RULING ON LICENCE

WATER BOARD DIRECTED TO RE-ISSUE LICENCE TO CZN

Canadian Zinc Corporation ("TSX-CZN") is pleased to report that Judgement was delivered on December 20, 2005 by the Federal Court in the Appeal which had been taken in October 2003 by the Nahanni Butte Dene Band, Pehdzeh Ki First Nation and the Deh Cho First Nations against the Mackenzie Valley Land and Water Board and the Company seeking Judicial Review of the decision of the Water Board, dated September 10, 2003, to issue a Type ‘B’ Water Licence to the Company for metallurgical testing and underground exploration and development at the Company's Prairie Creek Mine in the Northwest Territories. In May 2004, the Attorney General of Canada was granted leave to intervene in the proceedings on behalf of the Minister of Indian Affairs and Northern Development.

In the Appeal, which was heard at the end of August 2005, the Lawyers representing the First Nations had argued that the Water Board had exceeded its jurisdiction in issuing the Water Licence without including certain conditions on water treatment which had been recommended by the Mackenzie Valley Environmental Impact Review Board and approved by the Minister, and that the Water Board had failed to observe the principles of natural justice.

In its Judgement the Federal Court accepted the submissions which had been made by Canadian Zinc and the pre-trial settlement agreement which had been reached between Canadian Zinc and the Attorney General regarding an amendment to the wording of one of the conditions of the Licence.  The Court directed the Water Board to re-issue the Water Licence so as to include this amendment.

The Court also awarded the costs of the proceedings to Canadian Zinc.

"Canadian Zinc is satisfied with the Decision of the Court. The Order is strong and clear", said John Kearney, Chairman. "We are pleased to have achieved legal clarity on this Water Licence, after two and one half years of environmental review and over two years of legal appeal, and we look forward to commencing underground work at the Prairie Creek Mine in 2006".

About Canadian Zinc

Canadian Zinc’s 100% owned Prairie Creek Mine Project located in the Northwest Territories includes a near complete mine, mill and surrounding infrastructure with a large mineral resource base totaling as  currently known 11.8 million tonnes, grading an average 12.5% zinc, 10.1% lead, 0.4% copper and 161 grammes of silver per tonne.  The resource contains an estimated 70 million ounces of silver, approximately 3 billion pounds of zinc and approximately 2.2 billion pounds of lead.

For further information contact:

John F. Kearney	Alan Taylor
Chairman	Vice President Exploration &Chief Operating Officer
(416) 362- 6686	(604) 688- 2001

A more extensive description of the Company’s activities is available on the Company’s web site at  www.canadianzinc.com

Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 201 – 347 Bay Street, Toronto, ON M5H 2R7 Tel: (416) 362-6686 Fax: (416) 368-5344

E-mail: invest@canadianzinc.com,   Website:  www.canadianzinc.com

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the use of proceeds and future expenditures.  These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements.  Such factors include, among others, the timing and amount of expenditures.